SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Table of Contents

Press Release of 17 June, 2005 — Coca-Cola Hellenic Bottling Company S.A. announces resolutions of the Annual General Meeting of shareholders held on Friday 17 June 2005

Press Release of 22 June, 2005 - Coca-Cola Hellenic Bottling Company S.A. — The European Commission adopts a Commitment Decision concerning Coca-Cola HBC’s commercial practices in the European Economic Area.

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

announces resolutions of the Annual General Meeting

of shareholders held on Friday 17 June 2005

Athens – Greece – 17 June 2005 – The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, the Company) which was held in Athens, Greece today on Friday 17 June 2005 passed the following resolutions:

1.             Approved the Management Report by the Board of Directors and of the Audit Certificate of the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year ended on 31.12.2004.

2.             Approved the Company’s annual Financial Statements for the fiscal year ended on 31.12.2004 (Balance Sheet, Profit and Loss Account Statement, Table of Distribution of Earnings, Schedule) and of the consolidated Financial Statements.

3.             Released the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2004.

4.             Approved the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and their services to the Company for the fiscal year 2004 and pre-approved of remuneration for the fiscal year 2005.

5.             Elected PricewaterhouseCoopers as the Statutory Auditors for the fiscal year 2005 (1.1.2005 - 31.12.2005) and authorised the Board of Directors to agree their fees.

6.             Approved the distribution of a dividend of euro 0,28 per share for fiscal year 2004. The record date for the dividend payment is Friday 17 June 2005. Coca-Cola HBC’s shares will trade ex-dividend on the Athens Exchange as of the next trading day. The Board of Directors was authorized to determine the date on which payment of the dividend will commence. Such date will be announced in the press.

7.               Elected a new 12-member Board of Directors, upon expiry of the term of the previous Board. The new Board of Directors consists of the following persons:

Doros Constantinou	executive director
George A. David	non-executive director
Leonidas S. Ioannou	non-executive director
Anastasios P. Leventis	non-executive director
Charalambos K. Leventis	non-executive director
Alexander (Sandy) R. C. Allan	non-executive director

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Irial Finan	non-executive director
Kent Atkinson	independent non-executive director
Antonio D’ Amato	independent non-executive director
Sir Michael Llewellyn-Smith	independent non-executive director
Nigel Macdonald	independent non-executive director
Samir Toubassy	independent non-executive director

8.               Approved a stock option plan for employees of the Company and its affiliates, in accordance with article 13 para. 9 of Codified Law 2190/1920.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Coca-Cola Hellenic Bottling Company S.A.

The European Commission adopts a Commitment Decision concerning Coca-Cola HBC’s commercial practices in the European Economic Area

Athens, Greece – 22 June 2005 - The European Commission announced today that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area.

The Decision taken today is based on an Undertaking that The Coca-Cola Company, Coca-Cola HBC and other major European bottlers filed with the Commission in October 2004. Today’s Decision, which follows consultation with the European Commission and the National Competition Authorities of the EU Member States, completes that procedure.  The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of The Coca-Cola Company account for over 40% of national sales and twice the nearest competitor’s share.

Mr. Doros Constantinou, Managing Director of Coca-Cola HBC, commented:  “Today’s announcement marks the conclusion of a six-year investigation, throughout which we have been committed to a constructive dialogue with the Commission Services and to finding solutions that would meet the Commission’s concerns. The Commission’s Commitment Decision, which follows the draft undertaking that we submitted last October to former Commissioner Monti who deemed it a sufficient basis for a settlement, brings clarity to the application of European competition rules to our commercial practices in the European Economic Area.  We welcome that Decision.”

For a copy of the full document of the EU undertaking, please visit our website, www.coca-colahbc.com

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
Thalia Chantziara	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:
Financial DynamicsUS
Tel: +1 212 850 5600
Jim Olecki
e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, including with respect to the application of European competition rules to our commercial practices in the European Economic Area, that involve risks and uncertainties. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466). Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that they will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this press release to conform them to changes in our expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: June 23, 2005